Exhibit 99.1
MEDIA RELEASE      (ASX CODE: SGM)      (NYSE SYMBOL: SMS)
23 January 2009
SIMS METAL MANAGEMENT EARNINGS UPDATE
On 21 November 2008, Sims Metal Management Limited advised the market that its net profit after tax (NPAT) for the half-year period ended 31 December 2008 would be in the range of $120 million to $140 million.
In the preparation of its half-year accounts the Company has determined the need to update its prior guidance for NPAT to be in the range of $90 million to $95 million. This update is being provided subject to additional adjustments which may be determined, as the Company finalizes its half-year accounts. Such adjustments could include non-cash impairment charges related to investments in subsidiaries including goodwill or other identifiable intangibles. The decline in expected NPAT for the half-year relative to prior guidance is attributable in part to further deterioration in the stainless and titanium markets and generally underpinned by weak economic activity around the world.
As of 31 December 2008 the Company has borrowing arrangements providing credit capacity of up to $1.1 billion and expects to report debt, net of cash balances, of approximately $105 million, or approximately 3% of total capital, as at that date.
The Company will finalize its half-year accounts and release to the market on 19 February 2009.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission, including the risk factors described in the Registration Statement on Form F-4 we filed with the United States Securities and Exchange Commission on 8 February 2008.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with over 230 operations globally. Sims’ core businesses are metal recycling and recycling solutions. Sims earns around 80 per cent of its revenue from international operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia. Sims has over 6,000 employees, and has its ordinary shares listed on the Australian Stock Exchange (ASX CODE: SGM) and its ADRs listed on the New York Stock Exchange (NYSE SYMBOL: SMS).
For further information contact

Dan Dienst		Rob Larry

Group Chief Executive	or	Chief Financial Officer

Tel: 212 750 7189		Tel: 312 644 8205

2